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                                                            Loan No. 0007365-001

                                PROMISSORY NOTE

                        (Chicago, Cook County, Illinois)

$4,050,000.00                                                      July 30, 2001

            FOR VALUE RECEIVED, SPENCER FAMILY, LLC, a Massachusetts limited liability company ("Borrower"), promises to pay to the order of GENERAL ELECTRIC CAPITAL BUSINESS ASSET FUNDING CORPORATION, a Delaware corporation ("Payee", Payee and any subsequent holder of this Promissory Note (this "Note") being referred to herein as "Holder"), at Payee's office at 10900 Northeast Fourth Street, Suite 500, Bellevue, Washington 98004, attention: Franchise Finance Department, or at such other address as Holder may from time to time designate in writing, the principal sum of Four Million Fifty Thousand and no hundredths Dollars ($4,050,000.00) together with interest from the date the proceeds of the loan (the "Loan") evidenced by this Note are initially disbursed (including, without limitation, disbursement into an escrow for the benefit of Borrower) until Maturity (as defined below) on the principal balance from time to time remaining unpaid hereon at the rate of eight and three hundred seventy-five thousandths percent (8.375%) per annum (computed on the basis of a 360-day year consiting of twelve (12) consencutive thirty (30)-day months) in installments as follows: (i) interest only in advance at the rate of $942.19 per day shall be due and payable on the date the proceeds of the Loan are initially disbursed to or for the benefit of Borrower for the period from the date of such disbursement to and including the last day of the month during which such disbursement occurs, and (ii) two hundred thirty-nine (239) installments of principal and interest in the amount of $34,827.09 each shall be payable commencing on the first day of the second month following the month in which funds are advanced and continuing on the first day of each and every succeeding month until the first day of the two hundred fortieth (240th) month thereafter ("Maturity"), at which time all then unpaid principal and interest hereon shall be due and payable.

            If any payment shall not be received by Holder within ten (10) days after its due date, Borrower shall pay an additional charge equal to five percent (5.00%) of the delinquent payment or the highest additional charge permitted by law, whichever is less.

            Except as is expressly provided for herein, this Note may not be prepaid in whole or in part without the prior written consent of Holder. Upon not less than thirty (30) days' advance written notice to Holder at any time after the tenth (10th) anniversary of the due date of the first monthly principal and interest payment due under this Note ("Lockout Expiration"), and upon payment of a prepayment premium as set forth below (the "Prepayment Premium"), Borrower shall have the right to prepay all, but not less than all, of the outstanding balance of this Note on any regularly scheduled principal and interest payment date. The Prepayment Premium shall be determined by (i) calculating the decrease (expressed in basis points) in the current weekly average yield of ten (10)-year U.S. Treasury Constant Maturities (as published in FEDERAL RESERVE STATISTICAL RELEASE H.15[519](the "Index") from Friday, January 5, 2001, to Friday immediately preceding the week in which the prepayment is made, (ii) dividing the decrease by 100, (iii) multiplaying the result by the following described applicable premium factor (the "Premium Factor"), and (iv) multiplying the product by the principal balance to be prepaid. If the Index is unchanged or has increased from Friday, January 5, 2001, to the Friday immediately preceding the prepayment date, no Prepayment Premium shall be due. The Premium Factor shall be the amount shown on the following chart for the month in which prepayment occurs:

                        No. Mos.                        Premium
                       Remaining        (Years)         Factor
                       ---------        -------         ------
                       240 - 229         (20)            .094
                       228 - 217         (19)            .090
                       216 - 205         (18)            .085

                       204 - 193         (17)            .081
                       192 - 181         (16)            .076
                       180 - 169         (15)            .072
                       168 - 157         (14)            .067
                       156 - 145         (13)            .063
                       144 - 133         (12)            .058
                       132 - 121         (11)            .053
                       120 - 109         (10)            .049
                       108 -  97         ( 9)            .044
                        96 -  85         ( 8)            .039
                        84 -  73         ( 7)            .035
                        72 -  61         ( 6)            .030
                        60 -  49         ( 5)            .025
                        48 -  37         ( 4)            .020
                        36 -  25         ( 3)            .015
                        24 -  13         ( 2)            .010
                        12 -   1         ( 1)            .005

(The above chart includes a Premium Factor for the period prior to Lockout Expiration, because a Prepayment Premium will be due in case of acceleration of the indebtedness evidenced hereby during such period due to the occurrence of an Event of Default.) If the Federal Reserve Board ceases to publish STATISTICAL RELEASE H.15[519], then the decrease in the weekly average yield of ten
(10)-year U.S. Treasury Constant Maturities will be determined from another source designated by Holder. Except as is set forth in the following paragraph of this Note, prepayment prior to Lockout Expriation will not be permitted.

            If Holder at any time accelerates this Note after an Event of Default (defined below), then Borrower shall be obligated to pay the Prepayment Premium in accordance with the foregoing schedule. The Prepayment Premium shall not be payable in the case of an assumption of the Loan (if permitted by Holder pursuant to the terms of the Security Instrument (as hereinafter defined)), nor with respect to condemnation awards or insurance proceeds from fire or other casualty which Holder applies to prepayment, nor with respect to Borrower's prepayment of the Note in full during the last three (3) months of the term of this Note unless an Event of Default has occurred and is continuing. Borrower expressly acknowledges that such Prepayment Premium is not a penalty but is intended solely to compensate Holder for the loss of its bargain and the reimbursement of internal expenses and administrative fees and expenses incurred by Holder.

            Holder shall have full recourse against Borrower for all sums due under this Note and for alll the representations, warranties, Indemnities and covenants in the Mortgage, Security Agreement, Assignment of Leases and Rents, and Fixture Filing ("Security Instrument") covering the property (the "Property") securing this Note and all other documents executed or delivered in connection herewith (the "Loan Documents").

            Each of the following shall constitute an Event of Default ("Event of Default") hereunder and under the Security Instrument:

            (a) Failure of Holder to receive any payment of principal, interest, or Prepayment Premium upon this Note when due, and such failure shall continue for ten (10) days after written notice is given by Holder to Borrower of the same; or

            (b) The occurrence of an "Event of Default" under any Loan Document (other than this Note).

            Upon the occurrence of any Event of Default, Holder shall have the option to declare the entire amount of principal and interest due under this
Note immediately due and payable without notice or demand, and Holder may exercise any of its rights under this Note and any document executed or delivered herewith. After acceleration or maturity, Borrower shall pay interest on the outstanding principal balance of this Note at the rate of five percent (5.00%) per annum above Chase Manhattan Bank's prime interest rate


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in effect from time to time, or fifteen percent (15.00%) per annum, whichever is higher, provided that such interest rate shall not exceed the maximum interest rate permitted by law (the "Default Rate").

            All payments of the principal and interest on this Note shall be made in coin or currency of the United States of America which at the time shall be the legal tender for the payment of public and private debts, and shall be made via an automated clearinghouse (ACH) account.

      If this Note is placed in the hands of an attorney for collection, Borrower shall pay reasonable attorneys' fees and costs incurred by Holder in connection therewith, and in the event suit or action is instituted to enforce or interpret this Note (including without limitation efforts to modify or vacate any automatic stay or injunciton), the prevailing party shall be entitled to recover all expenses reasonably incurred at, before or after trial and on appeal, whether or not taxable as costs, or in any bankruptcy proceeding, or in connection with post-judgment collection efforts, including, without limitation, reasonable attorneys' fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses.

            This Note shall be governed and construed in accordance with the laws of the State of Illinois applicable to contracts made and to be performed therein (excluding choice-of-law principles). Borrower hereby irrevocably submits to the jursidiction of any state or federal court sitting in Illinois in any action or proceeding brought to enforce or otherwise arising out of or relating to this Note, and hereby waives any objection to venue in any such court and any claim that such forum is an inconvenient forum.

            This Note is given in a commercial transaction solely for business pruposes and the proceeds thereof shall be used solely for business purposes.

            This Note may be declared due prior to its expressed maturity date, all in the events, on the terms, and in the manner provided for in the Security Instrument.

            Borrower and all sureties, endorsers, guarantors and other parties now or hereafter liable for the payment of this Note, in whole or in part, hereby, to the extent permitted under applicable law, severally (i) waive demand, notice of demand, presentment for payment, notice of nonpayment, notice of default, protest, notice of protest, notice of intenet to accelerte, notice of acceleration and all other notices except those for which the Loan Documents expressly provide, and further waive diligence in collecting this Note or in enforcing any of the security for this Note; (ii) agree to any substituion, subordination, exchange or release of any security for this Note or the release of any party primarily or secondarily liable for the payment of this Note; (iii) agree that Holder shall not be required to first institute suit or exhaust its remedies hereon against Borrower or others liable or to become liable for the payment of this note or to enforce its rights against any security for the payment of this Note; and (iv) consent to any extension of time for the payment of this Note, or any installment hereof, made by agreement by Holder with any person now or hereafter liable for the payment of this Note, even if Borrower is not a party to such agreement.

            All agreements between Borrower and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of the final maturity of this Note or otherwise, shall the interest or payments contracted for, charged, received, paid or agreed to be paid to Holder exceed the maximum amount permissible under the applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under the applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the outstanding principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Borrower. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Holder expressly disavows any intent to contract for, charge or receive interest in an amount which exceeds the maximum


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amount permissible under applicable law. This paragraph shall control all agreements between Borrower and Holder.

            WAIVER OF JURY TRIAL. BORROWER AND HOLDER HEREBY KNOWINGLY, VOLUNTARILY AND INTELLIGENTLY WAIVE ANY AND ALL RIGHTS THAT EACH PARTY TO THIS NOTE MAY NOW OR HEREAFTER HAVE UNDER THE LAWS OF THE UNITED STATES OF AMERICA OR THE STATE OF ILLINOIS, TO A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING DIRECTLY OR INDIRECTLY IN ANY ACTION OR PROCEEDING RELATING TO THIS NOTE, THE LOAN DOCUMENTS OR ANY TRANSACTIONS CONTEMPLATED THEREBY OR RELATED THERETO. IT IS INTENDED THAT THIS WAIVER SHALL APPLY TO ANY AND ALL DEFENSES, RIGHTS, CLAIMS AND/OR COUNTERCLAIMS IN ANY SUCH ACTION OR PROCEEDING.

      BORROWER UNDERSTANDS THAT THIS WAIVER IS A WAIVER OF A CONSTITUTIONAL SAFEGUARD, AND EACH PARTY INDIVIDUALLY BELIEVES THAT THERE ARE SUFFICIENT ALTERNATE PROCEDURAL AND SUBSTANTIVE SAFEGUARDS, INCLUDING A TRIAL BY AN IMPARTIAL JUDGE, THAT ADEQUATELY OFFSET THE WAIVER CONTAINED HEREIN.

IMPORTANT: READ BEFORE SIGNING. THE TERMS OF THIS AGREEMENT SHOULD BE READ CAREFULLY BECAUSE ONLY THOSE TERMS IN WRITING ARE ENFORCEABLE. NO OTHER TERMS OR ORAL PROMISES NOT CONTAINED IN THIS WRITTEN CONTRACT MAY BE LEGALLY ENFORCED. YOU MAY CHANGE THE TERMS OF THIS AGREEMENT ONLY BY ANOTHER WRITTEN AGREEMENT.

                         TIME IS OF THE ESSENCE HEREOF.

            IN WITNESS WHEREOF, Borrower has caused this Note to be executed by is duly authorized representative under seal as of the year and day first written above.

                                     BORROWER:

                                     SPENCER FAMILY, LLC,
                                     a Massachusetts limited liability company


                                     By: /s/ Aaron Spencer
                                        ----------------------------------------
                                          Aaron Spencer

                                     Title: Managing Member

                                                         [SEAL]


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